EXHIBIT 99.1

For Immediate Release	Date: July 11, 2024
24-23-TR

Teck Announces Dividend

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that its Board of Directors has declared an eligible dividend of $0.625 per share on its outstanding Class A common shares and Class B subordinate voting shares, to be paid on September 27, 2024 to shareholders of record at the close of business on September 13, 2024, consisting of the $0.125 per share base dividend and a one-time supplemental dividend of $0.50 per share.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Dale Steeves
Director, Stakeholder Relations
236.987.7405
dale.steeves@teck.com